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Exhibit 99.1

        Press Release of Grupo Corporativo ONO, S.A., dated 5 December 2002 announcing the Expiration of the Early Tender Payment Deadline and the Purchase Price set under the Modified Dutch Auction Procedure in the Tender Offer for Notes issued by ONO Finance Plc

5-DEC-02: GRUPO CORPORATIVO ONO, S.A. ANNOUNCES THE EXPIRATION OF THE EARLY TENDER PAYMENT DEADLINE AND THE ESTABLISHMENT OF THE PURCHASE PRICE SET UNDER THE MODIFIED DUTCH AUCTION PROCEDURE IN THE TENDER OFFER FOR NOTES ISSUED BY ONO FINANCE PLC

        December 5—Grupo Corporativo ONO, S.A. (the "Offeror") announced today the principal amount of each series of Notes issued by ONO Finance Plc that as of December 4, 2002 (the "Early Tender and Price Determination Date") were tendered pursuant to the Offers that commenced on November 20, 2002. The Offeror also announced today the price established for each series of Notes pursuant to the Modified Dutch Auction procedure used during the first stage of the Offers ("the Purchase Price").

        The Purchase Price and the Maximum Principal Amount set for each series of Notes is listed in the table below, together with the aggregate principal amount tendered for each series of Notes as of the Early Tender and Price Determination Date. The Offeror reserves the right to amend the Maximum Principal Amount in respect of any series of Notes, provided that notice of any such amendment is published or sent to relevant holders and the applicable Offer is extended as required by law.

        The Purchase Price for each series of Notes has been set at $320 or €320 (per $1,000 or €1,000), the maximum of the previously announced price range, in order to allow the Offeror to purchase the largest aggregate principal amount of Notes possible for up to €140 million. Based on this Purchase Price, the total cash cost (including accrued interest and Early Tender Payment amounts) of purchasing the Notes tendered below the Purchase Price is €78.4 million. Cash of €61.6 million is available to purchase Notes at the Purchase Price. As of December 4, 2002, €34.87 million and $40.02 million aggregate principal amount of Euro and Dollar Notes, respectively, had been tendered at the Purchase Price.

        Subject to the conditions of the Offers, Notes tendered prior to the Early Tender and Price Determination Date at a price below the Purchase Price will be accepted in full. Notes tendered at the Purchase Price, whether prior to or after the Early Tender and Price Determination Date, may be subject to proration if the aggregate cost of purchasing tendered Notes in all series exceeds €140 million.

        The Offers provide that Notes tendered at the Purchase Price, whether prior to or after the Early Tender and Price Determination Date, may be subject to proration.

        Notes tendered above the Purchase Price will not be accepted. Holders that tendered their Notes on or before the Early Tender and Price Determination Date at a price above the Purchase Price must re-tender their Notes at the Purchase Price during this second stage of the Offers if they wish to participate in any Offer.

        The Offers will remain open for a further 10 business days. During this period, the Offeror will continue to accept tenders for each series of Notes at the Purchase Price listed below. These tenders may be subject to proration by the Offeror and will not be eligible for the Early Tender Payment.

Series of Notes	Principal amount tendered below the Purchase Price, as of December 4, 2002	Principal amount tendered at Purchase Price, as of December 4, 2002	Purchase Price (per $1,000 or €1,000)	Maximum Principal Amount subject to the Offers
13% Dollar Notes due 2009	$93.039m	$35.006m	$320	$137.5m
13% Euro Notes due 2009	€7.262m	€19.050m	€320	€62.5m
14% Euro Notes due 2010	€31.380m	€6.000m	€320	€100m
14% Dollar Notes due 2011	$68.291m	$5.015m	$320	$100m
14% Euro Notes due 2011	€16.965m	€9.820m	€320	€75m

        Withdrawal rights have now been terminated, and Notes tendered prior to the Early Tender and Price Determination Date at or below the Purchase Price and Notes tendered at any time after the Early Tender and Price Determination Date may not be withdrawn.

        Offers to purchase Notes held through DTC will expire at 5:00 p.m., New York City time, and Offers to purchase Notes held through Euroclear and Clearstream will expire at 11:00 a.m., London time, on December 19, 2002 unless extended.

        Conditions to the Offers include, amongst others: (i) the requirement that there be validly tendered and not validly withdrawn at least €10 million in aggregate principal amount of the series of Notes which are the subject of the Offer, (ii) the requirement that there be validly tendered and not validly withdrawn Notes, regardless of series, in aggregate principal amount of at least €325 million and (iii) fulfilment of the Bank Consent Condition, which requires the lenders under Cableuropa's Senior Bank Credit Facility to agree to waivers necessary to allow completion of the proposed recapitalization (as announced previously) as well as certain amendments to financial covenants (the "Required Waivers and Amendments"). The Offer to Purchase dated November 20, 2002 (the "Offer to Purchase") contains a detailed description of the conditions to the Offers, including the Required Waivers and Amendments. Subject to applicable law, the Offeror may, in its sole discretion, waive any condition applicable to any Offer or extend or terminate or otherwise amend any Offer.

        The Offeror can confirm that as of the Early Tender and Price Determination Date, condition (i) has been satisfied and conditions (ii) and (iii) have not been satisfied. Negotiations with the Senior Bank Credit Facility lenders are ongoing.

* * * * * * * * * * * * * *

        This announcement is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell securities, with respect to any series of Notes. The Offers may only be made pursuant to the terms of the Offer to Purchase.

        UBS Warburg Ltd. is acting as dealer manager, JP Morgan Chase is acting as the depositary and tender agent, and D.F. King & Co. is acting as the information agent. The Bank of New York (Luxembourg) S.A. is acting as the information agent in Luxembourg. Holders of Notes may obtain copies of the Offer to Purchase and related documents from the information agent at +1 212 269 5550 (collect) or +1 800 758 5880 (toll free) in the United States or +44 207 7920 9700 in the United Kingdom (subject to compliance with regulatory requirements), or from the information agent in Luxembourg at Aerogolf Centre, 1A Hoehenhof, L-1736 Sennigerberg, GD Luxembourg. Additional information concerning the terms of the Offers, including all questions relating to the mechanics of the Offers, may be obtained from UBS Warburg at +1 203 719 8035 (collect) or +1 800 722 9555 (extension 8035) (toll free) in the United States or +44 207 568 7132 in the United Kingdom.

        UBS Warburg Ltd. is acting for the Offeror in connection with the Offers and no one else and will not be responsible to anyone other than the Offeror for providing the protections offered to clients of UBS Warburg Ltd. nor for providing advice in relation to the Offers.

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Exhibit 99.1
5-DEC-02: GRUPO CORPORATIVO ONO, S.A. ANNOUNCES THE EXPIRATION OF THE EARLY TENDER PAYMENT DEADLINE AND THE ESTABLISHMENT OF THE PURCHASE PRICE SET UNDER THE MODIFIED DUTCH AUCTION PROCEDURE IN THE TENDER OFFER FOR NOTES ISSUED BY ONO FINANCE PLC